SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 16 April, 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

Date:
 April 16
th
, 2009

BP AGM Speeches by Chairman
 and Group Chief Executive

Chairman
,
Peter Sutherland

Good morning Ladies and Gentlemen.

My name is Peter Sutherland and on behalf of the board here today, welcome to the 100 th
 AGM of BP.

I am sorry to say that Erroll Davis is unable to join us today.

I am sure that I speak for all of us in paying our respects to the 16 people who died in the helicopter crash in the
North Sea
 on April 1.
They were being transported by a company of high repute.
They were contractors working on BP's Miller platform.

This is a platform which is being decommissioned. We send our deepest condolences and our sympathy to their families and friends alike. The accident is a tragic reminder of why it is that we have an absolute and relentless
 focus on safety. An investigation is underway
by the authorities
and BP is providing every assistance. Events like these hit a closely knit community like
Aberdeen
 and those who work offshore in the
North Sea
, very hard. Let me reassure you that we are giving all the support we can to those affected
.

Returning to today's business, BP has come
a long
 way since 1909. In those days, the Anglo-Persian Oil Company, as we were known then, had a handful of employees and only one asset: a promising concession from the Shah of Persia, where we had made a great discovery but still had very little
production.

I dug out the prospectus from the first share issue in May 1909 the other day and I was interested to see that we managed to attract the cream of Edwardian society as directors, including Lord Strathcona, a former Canadian High Commissioner, as first chairman; and Prince Francis of Teck, the brother-in-law of King George V.

There was actually somebody called Sutherland listed as a trustee for the debenture holders, but he was a Duke.
I'm afraid to say not related to me.
.

Scroll forward 100 years and the modern BP is now one of the world's great enterprises, with operations across the globe, producing some 4m barrels of oil equivalent a day, while trading and transporting, refining and retailing millions more.

And the company continues to evolve. BP led the industry in recognising the dangers of climate change and we are making pioneering investments in Alternative Energy. I want to make it clear we remain firmly committed to that policy.

In times like these - especially in times like these - we should remember that abundant energy has powered an unprecedented century of economic growth. Energy means light, heat and transport. It is essential for prosperity and absolutely necessary for
development. BP and its fellow International Oil Companies make an important contribution to energy security and consequently to the welfare of the word. We should never allow our critics to detract from that essential purpose.

Throughout our history, from
Iran
 in 1909 to
Alaska
 in the 1950s, the North Sea in the 1970s and
Angola
 today, we have always worked on the frontiers of the energy industry. We build relationships and apply our technology to bring energy to the consumers of the world.

Today BP is the largest investment in many pension funds, the biggest dividend payer in the
London
 market, the biggest taxpayer in the
UK
 and in
Russia
, and the biggest energy investor in the
United States
.

I have had the privilege to
c
hair this Board
 for the past 12 years
; the period has been a time of major change for BP.

The truly transformational series of deals which started over 10 years ago has meant that the scope of our operations are now truly global.

I wish that I could take the credit for this transformation.

We have had a truly excellent team of executives who have led the Company during this time and a Board which was always
 there when it was needed
 and it presented robust challenges when required
.

We all now know that there have been some "downs" as well as "ups".

I am proud too that t
here has been an enhanced focus on safety in the environment and on standards generally.

I believe that the Company
has led the way in corporate governance and
is fit for the purpose of meeting the new challenges of our time.

We have every reason to be quietly proud of our record. But we should be humble about it too, because all of us on the board, and in the Group generally, know our job is to hand BP on to the next generation in better condition than we found it.

We always knew the run-up to our centenary was going to be an important period in our history. But we never foresaw that it was also going to be a momentous year for the world economy. It is incredible to think that just last summer the oil price was more than $140 a barrel and fears about so-called Peak Oil were widespread.

In the space of a few months, we have gone from BP reporting two consecutive quarters of record profits, to a recession in most of our major markets. There are few precedents, even in our own history, for such a rapid and dramatic deterioration in the business environment.

Of course, the oil price is a key determinant of the performance of the Group, but it is by no means the only one. Just as important is what we ourselves do - how we run our operations, how we use technology and how we allocate our capital. In that regard, I am glad to report that on most serious measures the Group put in an excellent performance last year. Whether you look at safety, reserve replacement, production growth, refinery availability, cost control or profits, 2008 was the year that
 BP returned to form. The Group is well on the way to closing the gap with its competitors and proved it can deliver what it has promised.

We had some notable successes during the year - both strategic successes and operational ones. These are due, in large part, to the efforts of the group chief executive Tony Hayward and his team. He will say more about those in a moment, but they include the restoration of full economic capacity at the
Texas City
 refinery and continuing success in the deepwater
Gulf of Mexico
, where BP is now the number one producer. Thunder Horse, the world's largest semi-submersible platform, is a showcase for what BP can achieve and is currently producing more than 300,000 barrels of oil equivalent a day.

I am also delighted that we reached a settlement with our Russian partners at TNK-BP. We have retained 50% ownership of the third largest oil company in a prolific hydrocarbon province and that investment continues to be a success.

I would like to turn now to you, our investors.

I think that I once likened our Annual meeting to being more like a gathering of the United Nations.

The breadth of the issues which we discuss on days like today really does reflect the scope of our operations and the issues to which we as a Company have to be responsive.

We never forget that the shareholders run the Company and we recognise that that ownership is becoming ever more diverse.

Three Sovereign Wealth Funds are now in our top 20 shareholders.

41% of our shares in held in the
UK
, 37% in the
US
 and the balance over the rest of the world.

I value the discussion that we have at this meeting.

It is important though that all shareholders have an opportunity to have a view on how the Company is run and their vote at this meeting therefore needs to be counted.

With the current focus on governance, practices such as this will become ever more prevalent.

In 2008, following feedback from shareholders, often given at this meeting, we weighted returns towards dividends in preference to buybacks. Dividends paid were consequently increased by 30%.

We know how important dividends are to shareholders and the most recent quarterly dividend just paid on March 9 th
 was held at 14 cents a share, or 9.818 pence. In the future, our aim will be to continue to strike the balance that is right
for shareholders between investing for the future, providing current returns via the dividend, and ensuring an appropriate and prudent level of gearing.

Our view is that the right current balance is both to continue paying the dividend and to maintain investment to grow the firm - and to use the capacity of our balance sheet while the industry cost structure adjusts.

Our success in 2008 was, I believe, a reflection of the period of critical self-examination which the group has undergone in the last few years. The resulting strategy, devised by Tony Hayward and his team, has put BP in a strong position, not least because we have been ahead of the game in addressing costs.
 And that issue of costs remains a major focus for the
coming period
.

That strategy is backed 100% by the board, through our corporate governance framework. The framework has been tested in both good times and bad and is based on an enduring set of principles, including clarity of roles, separation of powers, independence and ensuring we have the right skills around the board table.

Earlier this month, Bob Dudley joined the board and he is standing for election for the first time today. As
I am sure virtually all of
you know, Bob was previously chief executive of TNK-BP and the transformation of that business over the last six years is a tribute to his hard work and resolution.
T
imes were
not always easy for him
in
Russia

and we are delighted to have him on the board.
His arrival is the first of a number of changes to the board which will take place in the course of this year as continue to refresh its composition. I want to reassure you that we are responding to recent events by increasing the momentum of this process.

Sir Tom McKillop has decided not to seek re-election and to stand down from the board.

Tom's contribution to BP was
absolutely
outstanding, particularly through his membership of several important committees of the board, notably the SEEAC, which has oversight of the extremely sensitive areas of safety and the environment.

I know I reflect the views of the whole board when I say h
e was a truly excellent Director.

The board has asked me to stand for re-election this year even though, after 12 years as chairman, I was intending not to do so. This is not through any personal ambition on my own part, but because some
more time has been required to complete our search for a successor. Let me reassure you that our
search is now well advanced
. There was a hiccough
,
 and therefore this will
now definitely, absolutely, conclusively
be my last AGM.

Throughout my time as chairman it has been my privilege to work with truly outstanding board members, and without exception, very talented executives.

As Chairman I have worked with John Browne and with Tony.

Both have made a real difference to BP.

They
are both people of
 the highest calibre.

It
has
 been a privilege to work with them.

I have enjoyed it immensely.

I would like to thank them all for their efforts and to reassure you, our shareholders, that the new board members we appoint in coming months will also be of the highest calibre, suited to the complex needs of a large international company like BP.

Tony Hayward, BP Group Chief Executive

Thank you Peter. Ladies and gentlemen; good morning.

It is more than the usual privilege to address this meeting today. As Peter has already said, this is a special moment in the history of the company - this year is our 100th anniversary - 100 years since the company was formed.

Not surprisingly, we've been reflecting a little on our history.

I believe it's of great value to look at world events over the past 100 years and learn from them. And one thing stands out:

whilst today's challenges are very real, we have overcome far worse situations.

BP has been, and remains, an organisation operating at the frontiers of the energy industry. Our technology and capability allow us to take on challenges that others cannot - or choose not - to confront, securing access to new resources now as in the past - from
Iran
 100 years ago to the Canadian arctic today.

But operating at the frontiers is not without risks as we have tragically experienced again this month. Yesterday, I attended the very moving memorial service in
Aberdeen
 for the victims of the helicopter crash. That tragedy is a sharp reminder that even today, we cannot take safety for granted and our thoughts and prayers are with the families and friends of those who died.

Over the last decade,
BP has
 assembled an excellent portfolio of assets - our job is to realise their full potential in the face of today's uncertain environment.

It is not by chance that BP has thrived for so long. The ingenuity of our people has led to our success - and that gives me great confidence with which
to face the future.

A year ago, I addressed you for the first time as the CEO of BP. At the time, we faced a real competitive challenge and we needed to up our game.

We set out a plan to deliver safe and reliable operations, to restore revenues and to reduce the complexity and cost structure of BP.

We've done exactly that.

Today, I believe that we are well positioned to face the current economic environment and to turn it into an opportunity that, going forward, will set us apart from our competition.

But let me start with an overview of last year.

2008 was a record year for BP. Replacement cost profit reached $25.6 billion - up 39% on 2007. Net cash from operating activities was $38 billion, up over 50% on the previous year. Dividends paid per share rose by 30%, to 55 ¢/share, versus 2007.

With our operations restored, we benefited from record high oil prices that more than compensated for the fall in the global average refining margin to $6.50 per barrel, down from almost $10 per barrel in 2007.

Based on the past year's results, I am glad to say that BP has restored its competitive performance - and that is no mean achievement when you think about the
 year
that has just passed.

Over the last two years, our focus has been on realising the full potential of our asset base.

Our number one priority of safe and reliable operations has been vital to the underpinning of our restored competitive performance.

The number of major incidents involving process safety has continued to decrease and our personal accident and injury track record continues to improve. The tragic helicopter accident in the
North Sea
 is a graphic reminder of the inherent risks in this business - a persistent focus on safe and reliable operations will remain our first priority.

In E&P, we successfully grew production in line with guidance, the only one of the majors to do so. Underlying production, excluding the effects of high oil prices on our entitlements under production-sharing contracts, was up 5 per cent.

We started up nine major projects and made good progress on controlling costs. We achieved more than 100% reported reserve replacement for the 15th consecutive year and also delivered resource replacement of more than 200 per cent - a performance that puts us among the very best.

In R&M, despite a tough environment, we made good progress in closing half of the competitive performance gap. We rebuilt full economic capability at both the
Texas City
 and Whiting refineries, the Fuels Value Chains were fully established and we made significant progress in simplifying our marketing footprint. Our International Businesses delivered a very strong performance despite the world economic slowdown.

At a corporate level, we began to reduce the complexity and cost base of our overheads.

By the end of 2008, we had reduced our organisation by around 3000 people, and are on track to exceed our original target of 5000 by the middle of 2009. We have also eliminated nearly 20 per cent of the senior positions.

Overall, we have made good progress and the operational momentum is feeding through to the bottom line.

Set against our main competitors, we have strong financial momentum.
An underlying increase in net income of 39% is well ahead of all of our competitors - and the operational cash flow even more so.
Our goal now is to maintain this momentum as we face the challenge of the current economic climate and lower oil prices.

Of course it is not only about today's results.

It is also about the foundations for future growth and 2008 was, in that respect, a year with real strategic momentum.

With 13 new field discoveries - the most significant of which are shown on this map - exploration had one of its most successful years in the past decade.

This included discoveries in the Gulf of Mexico,
Angola
,
Algeria
,
Egypt
 and the North Sea - we also completed the
Libya
 deal - which serves to highlight the strength and breadth of our exploration portfolio.

We achieved significant new access - to both undeveloped resources and new exploration acreage, particularly in
North America
. We were the successful bidder on three exploration
licen
c
es
totalling
 6,000 square kilometres in the arctic Canadian Offshore Continental Shelf. This is a particularly exciting prospect for the future, potentially containing some 20% of the world's yet to find hydrocarbons.

In the middle of last year we extended our footprint in North America Gas through two deals with
Chesapeake
.

Strategically, this gives us a material position in three top-tier shale basins and creates a balanced portfolio of conventional gas, tight gas, coalbed methane and now shale gas, in the world's biggest natural gas market.

We have a world class resource base and our improving track record for executing projects gives us real confidence for the future.

Last year we said we expected to grow production to 2012, and that we could maintain it out to 2020 from existing projects.

The picture is quietly and steadily improving.

We now expect to grow production between 1 and 2% out to 2013 based on existing projects and have the potential to continue the growth out to 2020.

Linking now to our downstream business, we concluded the oil sands deal with Husky. A key aspect of the deal was to create an integrated position, with high-quality upstream resources linked to an upgraded
US
 refinery, allowing BP to capture the full value chain.

We have just begun the upgrade of the Whiting refinery. Re-positioning Whiting towards heavy crude oil means it can take full advantage of Canadian differentials and the light-heavy spread - and will shift the yield of the refinery to higher value products.

And finally, in Biofuels, we started production from our joint venture in
Brazil
. This is the largest single investment in Brazilian biofuels by an international oil company. Despite the economic downturn, we believe that a disciplined approach to Alternative Energy continues to offer good opportunities.

So, not only have we closed our competitive performance gap, we are very
well positioned for the future.

Of course, we are facing the immediate challenge of the current economic climate and lower oil prices.

In line with the increase in oil price - illustrated by the green line on this chart - we have seen a steady increase in costs. Since 2004, when the oil price was at a comparable level to today, our cost base has increased by about 50%.

At BP, we started our drive to counter cost inflation some 18 months ago and managed to halt that inflationary trend in 2008 despite the continued rise in oil prices for most of the year.

The challenge for the industry now is to bring this cost base down - and to do this fast, to align with the new market conditions.

We've been working with our suppliers to improve efficiency by finding better ways to execute activity - with one important caveat- safe and reliable operations come first whatever cost efficiency measures we undertake. And we continue to advance the safety and reliability of our operations through implementing our Operating Management System - something that is fundamental to creating a culture of continuous improvement within BP.
Our aim in 2009 is to begin to roll back the inflationary trend by driving deflation into our business.

Over the last few months, we have already seen sharp drops in the price of steel and petrochemicals. Our approach will be a proactive one. Based on the actions we took in 2008, and the deflation we can already see entering our supply chain, we expect our costs to fall by around $2 billion in 2009.

So, in this volatile environment, we've kept a steady focus on what we said we would do.

Our goal is clear; to continue to invest for long term growth while retaining our focus on safe and reliable operations, paying the dividend and driving deflation into our cost base.

At BP we have a mantra - "every dollar counts, every seat counts" and we intend to follow it through. We have strong momentum on cost and operations - production is expected to continue to grow and refining availability is expected to be materially higher in 2009 than in 2008 - these underlying business improvements are expected to add to our cash flows in 2009.

We have a strong balance sheet and based on our current plans, we expect cash inflows and outflows in 2009 to balance at an oil price of around $60 per barrel.

That break-even point should continue to fall as we realize the benefits of our operational momentum and our action on costs.

Compared to some competitors, we are less exposed to high cost assets. Our continued focus on technology is vital to support increased production and reduced costs.

We remain confident in our ability to strike the right balance for our shareholders between continued investment for long-term growth, delivering returns today via the dividend and prudent management of our gearing level.

So despite the current environment, I believe we are in a good position and there is plenty to be optimistic about.

No doubt 2009 will be a challenging year. But one that we'll meet head on and turn to our advantage.

Our strategy is an enduring one.

We're delivering upstream growth, and production is expected to grow again this year.

In the downstream, the turnaround is underway. Operational momentum has been restored and we expect to see the benefit of this in 2009.

Costs are expected to fall further and we expect underlying revenues to continue to grow.

At BP, the future has not been cancelled. We have been here for 100 years and our resolve is as strong as ever. I am confident that BP can face the next 100 years with pride and a renewed sense of purpose.

So, in reviewing the year just gone, I think about BP as a company that has one hundred years behind it and very many more ahead of it.

I'm proud of the progress we've made and I'm proud of the people in BP who have made it possible. Their skill and dedication has been exemplary in tough times and I would like to thank everyone who has worked so hard.

I'd also like to extend my personal thanks to Peter.

Not only has he been the longest serving chairman in BP's history, but his involvement with the company goes back almost 20 years.

Peter was first a director
of BP
in 1990 and has brought many things to BP, including of course his unparalleled geopolitical expertise. He left us for a few years to be the first chairman of the World Trade Organisation where he played the critical role in implementing the agreements which underpin today's global free trade. He then returned to BP and become the chairman in 1997.

Peter has overseen one of the most dynamic periods in the company's development, including the transformational mergers with Amoco, Arco and Burmah Castrol. He's worked alongside four chief executives. From a personal perspective, Peter has been a tremendous coach and supporter over the last few years during what was not always the easiest of times.

He will step down before next year's AGM and will go with enormous thanks and respect from right across BP - we will all miss him enormously
.

So to conclude:
2008 has been a good year at the end of a fascinating century.

I hope that, today, I have given you a sense of the progress we are making and the confidence with which we are facing the future.

Further enquiries
:

www.bp.com/speeches
BP Press Office, 00 44 (0)207 496 4076

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 16 April, 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary